BUCK A. MICKEL
                              6 WOODLAND WAY CIRCLE
                        GREENVILLE, SOUTH CAROLINA 29601

August 12, 2004

RSI Holdings, Inc.
Board of Directors
28 East Court Street
PO Box 6847
Greenville, SC  29606

Dear Sirs:

This letter is to inform you of the undersigneds' intention to acquire all common stock of RSI Holdings, Inc. (the "Company") in a going-private transaction, in the form of a merger of the Company with an acquisition entity to be formed and owned by the undersigned and anticipated to be named BCM Corp. Upon consummation of the merger, all Company stock held by BCM Corp. would be canceled and all Company stock held by other persons would be canceled and converted into a right to receive $0.10 per share of Company stock. This price represents a premium of $0.01 over the trading price of July 14, 2004, the most recent trading price of the Company's stock.

BCM Corp. will be a newly formed South Carolina corporation created as a vehicle for the proposed transaction. The sole holders and anticipated ownership percentages of BCM Corp.'s stock would be Buck A Mickel (53.53%), Charles C. Mickel (23.89%) and Minor Mickel Shaw (22.58%) (collectively, the "BCM Shareholders"). The BCM Shareholders would contribute their holdings of the Company's common stock to BCM Corp. upon approval of the transaction by the Company's shareholders. Consequently, following the consummation of the proposed transaction, the BCM Shareholders would be the sole owners of the BCM Corp., the successor by merger to the Company.

The offer is conditioned on approval by the Company's board of directors, including any special committee formed by the board to consider the proposal, and on approval by at least 95% of the Company's stockholders. The BCM Shareholders will have funds available to finance the payment of the merger consideration, and there is no funding-related condition to the offer. The transaction does not require any governmental or regulatory approvals other than those required to satisfy North Carolina and South Carolina acquisition statutes and the Securities and Exchange Commission in connection with proxy solicitations and going-private transactions.

Because the BCM Shareholders hold a majority shareholding position in the Company and because Buck A. Mickel and Charles C. Mickel serve as directors and officers of the Company, the undersigned strongly suggests that the Company's board form a special committee, consisting of directors who are not officers or employees of the Company, to consider BCM Corp.'s proposal.

Sincerely,


/s/ Buck A. Mickel                    /s/ Charles C. Mickel
--------------------------            ----------------------------
Buck A. Mickel                        Charles C. Mickel


/s/ Minor M. Shaw
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Minor M. Shaw